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                                                          Filed Pursuant to
                                                          Rules 424(b)(3)
                                                          Registration Statement
                                                          No. 33-13953



                        SUPPLEMENT TO AGRIBIOTECH, INC.
                       PROSPECTUS DATED OCTOBER 18, 1996



        On January 3, 1997, the Board of Directors of AgriBioTech, Inc. (the "Company") reduced the exercise price of its redeemable Class B Common Stock Purchase Warrants ("Class B Warrants") from $5.00 to $1.81 for one share of Common Stock and one redeemable Class C Common Stock Purchase Warrant ("Class C Warrants"). The reduction in exercise price is effective immediately through 5:00 p.m. (Denver time) on January 17, 1997 when the Warrants expire (the "Expiration Date").

        As set forth in the Company's Prospectus dated October 18, 1996, the Company has reserved the right to permit persons designated by it ("standby purchasers") to exercise any Class B Warrants not exercised by the Expiration Date through the close of business on January 31, 1997. To the extent that the Company does so, the Class B Warrants encompassed in any such designation shall be deemed extended for such two-week period, and the holders thereof may exercise such Warrants. These Warrants may be exercised for cash, promissory notes, shares of the Company's Common Stock, or services rendered to the Company. If a Class B Warrantholder does not exercise his Class B Warrants, he will not be issued Class C Warrants, which will be issued to any standby purchasers who exercise such Class B Warrants. The Class C Warrants, pursuant to the terms of their original issuance, will remain exercisable until January 17, 1998, to purchase one share of Common Stock at $7.50 per share, subject to adjustment and/or redemption.

        The Board also authorized members of Management and their affiliates to tender with nominal, if any, consideration Class B Warrants currently held by them to standby purchasers, including NASD member broker-dealers.

Dated:  January 9, 1997